UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

On July 22, 2021, Taboola.com Ltd. (“Taboola”) entered into that certain Stock Purchase Agreement (the “Purchase Agreement”) by and among Taboola, Inc., a wholly-owned subsidiary of Taboola (“Buyer”),  Shop Management, LLC and, for certain specified sections of the Purchase Agreement, Taboola, pursuant to which Buyer will acquire all of the issued and outstanding shares of Shop Holding Corporation for an aggregate purchase price of approximately $800 million including retention incentives, subject to customary purchase price adjustments at closing (the “Purchase Price”) and the other terms and conditions described in the Purchase Agreement (the “Transaction”).  Approximately $240 million of the Purchase Price will be paid pursuant to the issuance of ordinary shares of Taboola. The exact number of ordinary shares issued will depend on the volume weighted average price of Taboola’s stock over the five business days ending three business days prior to the closing of the Transaction. Approximately $560 million of the Purchase Price will be paid in cash, using approximately $260 million from cash on hand and $300 million from committed debt financing (as detailed below).

The Purchase Agreement contains customary representations and warranties and covenants.  The closing of the Transaction is expected to occur in the third quarter of 2021, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

In connection with the Purchase Agreement, Taboola entered into a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. and Credit Suisse (collectively, the “Commitment Parties”) pursuant to which, subject to the terms and conditions set forth in the Commitment Letter, the Commitment Parties have committed to arrange and provide to Buyer, as the borrower, a senior secured term loan “B” credit facility in an aggregate principal amount of up to $300 million (the “Term Loan Facility”). The Term Loan Facility will mature on the seventh anniversary of initial incurrence thereof and amortize in quarterly installments equal to 0.25% of the initial principal amount thereof. Interest in respect of the Term Loan Facility will be determined based on a margin to LIBOR or an alternate base rate, in each case, to be set in the syndication of the Term Loan Facility. The Term Loan Facility will contain voluntary and mandatory prepayment provisions, representations and warranties, affirmative and negative covenants and events of default, in each case that are customary for facilities of the type. The Term Loan Facility will not contain any financial maintenance covenants.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward Looking Statements

Taboola may, in this report, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding the expected timing and impact of the acquisition, future prospects, product development and business strategies and our projections for future periods.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. Taboola cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Taboola does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

TABLE OF CONTENTS

ITEM
99.1	Press Release dated July 22, 2021 titled “Taboola Acquiring Connexity, Bringing Personalized e-Commerce Recommendations To The Open Web”
99.2	Investor Presentation dated July 22, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

By:	/s/ Adam Singolda
	Name:	Adam Singolda
	Title:	CEO and Founder

By:	/s/ Eldad Maniv
	Name:	Eldad Maniv
	Title:	President & COO

By:	/s/ Zvi Limon
	Name:	Zvi Limon
	Title:	Chairman of the Board of Directors

Date: July 23, 2021